LINCOLN FLOORPLANNING Co., INC.
                        1326 s. Ridgewood Ave., St. 8B
                           Daytona Beach, FL  32114
                             Phone: 386-258-1678

May 28, 2009

Mark Webb, Legal Branch Chief
Securities and Exchange Commission
Washington, DC 20549    Mail Stop 4561

          Re:  Lincoln Floorplanning Co., Inc.
               Form S?1, filed December 18, 2008
               File No.  333?156277

Dear Mr. Webb:

     We have received your comment letter dated May 6, 2009. We have reviewed all of your comments and spoken by telephone to some of your staff members regarding our intended responses to some of your comments and sought their guidance. The responses that follow are numbered to correspond with the numbers of your comments. They are also inserted, where applicable, into the revised S-1/A Third Amendment and the Amended Form 10.

We withdrew our Form 10 filing. A new Form 10 was filed at the same time we filed the S-1/A Second Amendment. As we responded in our letter of April 22, 2009, the new Form 10 contains all of the appropriate changes necessary to address the comments in your January 15, 2009 letter and further we have made the corresponding changes to address your comments of May 6, 2009.

     Our responses to your comments are as follows:

Form S?1 Second Amendment filed April 23, 2009

General

Prospectus Cover Page

1. We have inserted the price to the public of the sales by the registrant, the net proceeds to the Company, and the price for sales by selling shareholders in the format required by Item 501(b)(3) of Regulation SK.


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2.  We have included a cross reference to the page number of the risk factors.

3. Lincoln will not use the prospectus prior to its effective date. We have left blank the prospectus date and will insert the date in a post effective amendment.

Summary of the Offering, page 5

4.  The number of shares Lincoln is selling is 4,000,000. See pages 2 and 3.

Risk Factors, page 6.

5. The Risk Factors now immediately follows the Summary. We moved the WHERE YOU CAN FIND MORE INFORMATION to page 12.

6. The Risk Factor titled Arbitrary Offering Price has been changed by removing the discussion of penny stock rules. The risks associated with penny stock are now all discussed under its own heading. See page 10.

7. We have now included a discussion of the going concern issue in Risk Factors. See page 8.

Dilution, page 14.

8.  We have provided the proper information as to dilution. See page 15.

Selling Stockholders

9. The amount of stock owned by each selling shareholder before the offering is now included in the chart on page 16.

Description of Registrant=s Securities to be Registered

10. Reference to the Nevada Revised Statutes has been eliminated. We changed and expanded the discussion that now includes all of the information required by Item 202(a) of Regulation S-K. See page 19.

DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

The Company is authorized to issue One Hundred Million (100,000,000) shares of Common Stock (the Common Stock) of Par Value of ($0.001). As of the date of

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this Offering the Company had 6,656,250 shares of Common Stock issued and outstanding. Holders of Common Stock are each entitled to cast one vote for each Share held of record on all matters presented to shareholders. Cumulative voting is not allowed; hence, the holders of a majority of the outstanding Common Stock can elect all directors. Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore and, in the event of liquidation, to share pro-rata in any distribution of the Company's assets after payment of liabilities. The Board of Directors is not obligated to declare a dividend and it is not anticipated that dividends will be paid unless and until the Company is profitable. Holders of Common Stock do not have preemptive rights to subscribe to additional shares if issued by the Company. There are no conversion, redemption, sinking fund or similar provisions regarding the Common Stock. All of the outstanding Shares of Common Stock are fully paid and non-assessable and all of the Shares of Common Stock offered thereby will be, upon issuance, fully paid and non-assessable.

No personal liability attaches to shareholders by reason of the ownership of such shares.

Holders of Shares of Common Stock will have full rights to vote on all matters brought before shareholders for their approval, subject to preferential rights of holders of any series of Preferred Stock. We are not currently authorized to issue preferred stock and have no intention of amending our corporate documents to authorize preferred stock. Holders of the Common Stock will be entitled to receive dividends, if and as declared by the Board of Directors, out of funds legally available, and share pro-rata in any distributions to holders of Common Stock upon liquidation.

The holders of Common Stock will have no conversion, preemptive or other subscription rights. The Shares of Common Stock offered by this prospectus are be validly issued, fully paid and non-assessable. The Company has issued no options or warrants to any individual or entity.

Upon any liquidation, dissolution or winding-up of Lincoln, our assets, after the payment of debts and liabilities and any liquidation preferences of, and unpaid dividends on, any class of preferred stock then outstanding, will be distributed pro-rata to the holders of the common stock. The holders of the

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common stock have no right to require us to redeem or purchase their shares.

Preferred Stock

The Company does not have any authorized shares of Preferred Stock.

Voting Rights

Holders of the Company's Common Stock are entitled to one vote per Share for each Common Share held of record by Company shareholders.

No Cumulative Voting

Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in that event, the holders of the remaining shares will not be able to elect any of our directors.

Dividend Policy

The Company does not currently intend to declare or pay any dividends on its Common Stock, except to the extent that such payment is consistent with the Company's overall financial condition and plans for growth. For the foreseeable future, the Company intends to retain excess future earnings, if any, to support development and growth of its business. Any future determination to declare and pay dividends will be at the discretion of the Company's Board of Directors and will be dependent on the Company's financial condition, results of operations, cash requirements, plans for expansion, legal limitations, contractual restrictions and other factors deemed relevant by the Board of Directors.

Transfer Agent

We have not selected a transfer agent.

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Shares Eligible For Future Sale

The Securities of the Selling Shareholders offered hereby currently are restricted securities as that term is defined in SEC Rule 144 of the 1933 Securities Act (Rule 144), and may not be resold without registration under the Securities Act. Provided certain requirements are met, the Shares of Common Stock purchased hereunder may be resold pursuant to Rule 144 or may be resold pursuant to another exemption from the registration requirement. Upon the effectiveness of this offering such shares will no longer be governed by Rule 144 unless they fall under the Affiliate sales limitation rules. Any additional shares the Company would issue after this offering may fall under Rule 144 unless registered.

Generally, Rule 144 provides that a holder of restricted shares of an issuer which maintains certain available public information, where such shares are held 1 year or more, may sell in every three months the greater of: (a) an amount equal to one percent of the Company's outstanding shares; or (b) an amount equal to the average weekly volume of trading in such securities during the preceding four calendar weeks prior to the sale. Persons who are not affiliates of the Company may sell shares beneficially owned for at least one year at the time of the proposed sale without regard to volume restrictions. Lastly, there is no existing public or other market for the Shares, and there is no assurance that any such market will develop in the foreseeable future.

     Take Over Provisions

There are no provisions in the Articles of Incorporation or By-Laws restricting take over of control of the Company.

Experts

11. The following appears on page 22.


     The financial statements of Lincoln Floorplanning Co., Inc. for the period from inception, September 25, 2007, through December 31, 2008, included elsewhere in this Registration statement have been audited by Berman Hopkins Wright & LaHam, CPAs and Associates, LLP, independent registered public accounting firm, as stated in its report appearing herein, and are included in reliance upon the report of such firm given upon its authority as experts in

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accounting and auditing. With respect to the unaudited financial statements of
Lincoln Floorplanning Co., Inc. as of March 31, 2009 and for the three months ended March 31, 2009 and 2008 and period from inception through March 31, 2009, included elsewhere in this Registration Statement, such statements have not been audited by Berman Hopkins Wright & LaHam, CPAs and Associates, LLP and that firm does not express an opinion on them.

     Richard R. Cook, Esq., has issued an opinion letter on this prospectus and registration statement upon which Lincoln has relied. We have included
Mr. Cooks opinion letter in the prospectus and elsewhere in the registration statement in reliance on this opinion letter, given on his authority as an expert in legal matters. Mr. Cook has known Timothy L. Kuker (Lincolns President) for more than 20 years. Mr. Kuker approached Mr. Cook with the idea to start a used car dealer floor plan business using the vehicle of a public company. Mr. Cook agreed to participate in the venture by providing his services in preparing and filing the necessary documents with the SEC to make Lincoln a public company. Mr. Cooks also agreed to serve on the Board Of Directors and as Corporate Secretary. Lincoln has retained other Counsel to handle issues other than securities work.

Executive Compensation

12.  See new chart on Page 32.

              Outstanding Equity Awards at Fiscal Year-End

The following table provides information for each of our named executive officers and directors as of the end of our last completed calendar year, December 31, 2008:

                         Summary Compensation Table

Name and
Principal Position (a)  Timothy L.      Richard R.     Ronald S.     Steven G.
                         Kuker (1)       Cook(2)        Worl(3)     Salmond(4)

Year (b)                  2008            2008           2008          2008

Salary ($) (c)               0           1,700              0           800

Bonus  ($) (d)               0               0              0             0

Stock Awards ($) (e)         0               0              0             0

Option Awards ($) (f)        0               0              0             0

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Non-equity Incentive Plan
Compensation ($) (g)         0               0              0             0

Change in pension value and
Non-Qualified deferred
Compensation earnings ($)(h) 0               0              0             0

All other compensation ($)(i)0               0              0             0

Total ($) (j)                0           1,700              0           800

There was no compensation paid to Officers in 2007.


(c) The named officers have elected to receive stock in lieu of cash payment for their services.

13. See new chart on Page 33.


                               Option Awards
___________________________________________________________________________

NAME:	                  Timothy L.     Richard R.     Ronald S.     Steven G.
                  Kuker(1)       Cook(2)        Worl(3)       Salmond(4)

Number of Securities
Underlying Unexercised
Options?(#) Exercisable	      0             0               0             0

Number of Securities
Underlying Unexercised
Options?(#) Unexercisable     0             0               0             0

Equity Incentive Plan
Awards:

Number of Securities
Underlying Unexercised
Unearned Options (#)	      0             0               0             0

Option Exercise
Price ($)	              0             0               0             0

Option Expiration Date	      0             0               0             0

There are no Option Awards of any type granted or outstanding at the end of our last completed year, December 31, 2008.

The stock that was paid to Richard R. Cook (1,700,000 shares) and Steven G. Salmond (800,000 shares) was for services only.

(1)  President, Chief Executive Officer and Director
(2)  Secretary and Director
(3)  Vice President and Director
(4)  Treasurer, Chief Financial Officer and Director

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                            Stock Awards
_____________________________________________________________________________

NAME:                      Timothy L.     Richard R.    Ronald S.    Steven G.
                           Kuker (1)      Cook (2)      Worl (3)    Salmond(4)

Number of Shares
or Units of Stock
That Have Not Vested	      0                0             0            0

Market Value of
Shares or Units of
Stock That Have Not
Vested ($)                    0                0             0            0

Equity Incentive
Plan Awards:

Number of Unearned
Shares, Units or
Other Rights That
Have Not Vested (#)           0                0             0            0

Equity Incentive
Plan Awards:

Market or Payout
Value of Unearned
Shares, Units or
Other Rights That
Have Not Vested ($)           0                0             0            0

There are no Stock Awards of any type granted or outstanding at the end of our last completed year, December 31, 2008.

The stock that was paid to Richard R. Cook (1,700,000 shares) and Steven G. Salmond (800,000 shares) was for services only.

(1)  President, Chief Executive Officer and Director
(2)  Secretary and Director
(3)  Vice President and Director
(4)  Treasurer, Chief Financial Officer and Director

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                        Director Compensation

The following table provides concerning the compensation of our directors as of the end of our last completed calendar year, December 31, 2008:

                           Timothy L.    Richard R.    Ronald S.    Steven G.
                           Kuker (1)     Cook (2)      Worl (3)   Salmond (4)

Fees Earned or Paid
in Cash	($)	               0           1700             0            800

Stock Awards ($)               0              0             0              0

Option Awards ($)              0              0             0              0

Non-Equity
Incentive Plan
Compensation ($)               0              0             0              0

Nonqualified
Deferred
Compensation
Earnings ($)	               0              0             0              0

All Other
Compensation ($)               0	      0             0              0

Total ($)                      0	   1700             0            800

The amounts shown above are included in the Summary Compensation Table.

(1)  President, Chief Executive Officer and Director
(2)  Secretary and Director
(3)  Vice President and Director
(4)  Treasurer, Chief Financial Officer and Director

                        Employment Agreements

We do not currently have employment agreements with any of our employees.


Undertakings

14. We have provided the proper undertakings.  See Page 77.

Form 10 filed April 23, 2009
General

15. The comments numbered 1 through 14 above have been addressed in the Form 10 on pages 20, 21 and 24.

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Item 1. Business

16. At page 24 the following appears: The rates and terms by which the Company rents office space from a shareholder do not deviate from market rates and terms in any way.

Item 9. Market Price of and Dividends on the Registrants Common Equity and Related Stockholder matters.

17. As previously discussed the Company=s factual basis for its assertion that there will be a market for its common stock on the over-the-counter market; is that:

We intend to have our stock quoted on the Over?the?Counter Bulletin Board, a FINRA ?sponsored and operated inter?dealer automated quotation system. Quotation of our securities on the Over?the?Counter Bulletin Board will limit the liquidity and price of our securities more than if the securities were quoted or listed on an exchange. Lincoln has verbal agreements from two brokers who have stated they will file a Form 211 with FINRA for the purpose of quoting our stock on the Over?the?Counter Bulletin Board. (see page 24.)

Item 15. Financial Statements and Exhibits

18. We have included only the required exhibits to the Form 10 by deleting exhibit containing the Auditors consent.

The Company understands it is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company understands that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

The Company understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.


                            Sincerely,


                            Timothy L. Kuker
                            President and Chief Executive Officer

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